November 17, 2015
William Mastrianna
Attorney -Advisor
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:            DAS Acquisition, Inc.
Registration Statement on Form S-1
File No. 333-205761

RE: Request for Accelerated Effectiveness of Registration
Dear Mr. Mastrianna;
DAS Acquisition, Inc. hereby requests that its registration statement on Form S-1, File No. 333-205761 be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933.  We request that the registration be made effective on November 19, 2014, at  4 p.m. EST, as assumed or thereafter as practical.
The Company hereby acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Miguel Dotres

Miguel Dotres
President
DAS Acquisition, Inc.